UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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  Press Release

CPFL Renováveis announces acquisition of

Usina Ester co-generation assets

As a result of the transaction, the company now has eight biomass co-generation projects in its portfolio. Acquisition value of R$ 111.5 million.

São Paulo, March 12, 2012 – CPFL Energia S.A. (“CPFL Energia”) informs that CPFL Energias Renováveis S.A. (“CPFL Renováveis”) have released, on the date hereof, the following Press Release:

CPFL Energias Renováveis acquired on March 9, 2012, 100% of the co-generation assets of electric energy and steam from SPE Lacenas Participacoes Ltda., a controlled company of Usina Açucareira Ester. About 7 average MW of co-generation power from Usina Ester were sold at the alternative sources auction (LFA) of 2007, with a term of 15 years and at an average sales price of R$ 177 per MWh (base date of January 2012). The remaining energy will be sold on the free market.

The acquisition value is R$ 111.5 million, comprising, on the date of signing the agreement, (i) R$ 50.9 million to be paid to the sellers; and (ii) the assumption of net debt in the amount of R$ 60.6 million. The transfer of the shares is subject to prior approval of the National Electric Energy Agency (ANEEL) and other relevant regulatory bodies.

Located in Cosmópolis, in the country side of the State of São Paulo, Usina Ester already has authorization from ANEEL to exploit energy from biomass produced by crushing sugarcane, with an installed capacity of 40 MW and injected power limited to 30 MW. Usina Ester began the commercial process of co-generation in 2010.

The transaction also provides that CPFL Renováveis will carry out investments to increase production and co-generation efficiency of the plant, increasing the volume of exportable power from 11 average MW in 2012 to 16.3 average MW in 2016.

This acquisition, together with other 3 plants in operation, now give CPFL Renováveis a portfolio of 175 MW of capacity from biomass. Additionally, another 4 plants with installed capacity of 195 MW are under construction, scheduled to start operations by 2013.

The company's portfolio in the three sources in which it operates - small hydroelectric power plants, wind farms and biomass plants - now consists of 850 MW in operation and 885 MW under construction, as well as 2,703 MW under development, comprising total installed capacity of 4,438 MW.

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CPFL Renováveis Announces Acquisition of Usina Ester Co-generation Assets

About CPFL Renováveis.

The largest company in Latin America in the segment of small and medium-sized electric energy generation from renewable sources, such as hydro, wind and biomass, CPFL Renováveis is partnered with CPFL Geração, CPFL Brasil, Pátria Investimentos, Eton Park (a U.S. funds manager), FIP Brasil Energia (fund managed by BTG Pactual), Banco Bradesco de Investimento (through BBI FIP Multisetorial Plus), DEG (development bank that is part of German financial group KfW) and GMR Empreendimentos Energéticos.

About Usina Açucareira Ester.

Usina Ester is located in the city of Cosmópolis, State of São Paulo. Founded in 1898, today the Plant has crushing capacity of approximately 2.0 million tons of sugarcane per year.

Investor Relations at CPFL Energia

Phone: 55-19-3756-6083

Fax: 55-19-3756-6089

E-mail: ri@cpfl.com.br

website: www.cpfl.com.br/ir

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.